MARTHA STEWART LIVING OMNIMEDIA, INC.
601 WEST 26TH STREET
NEW YORK, NEW YORK 10001

March 11, 2011

Via EDGAR and Facsimile

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20006-4561

Re:	Martha Stewart Living Omnimedia, Inc. Form 10-K Filed March 8, 2010 File No. 001-15395

Form 10-Q Filed November 4, 2010 File No. 001-15395

Definitive Proxy Statement on Schedule 14A Filed April 5, 2010 File No. 001-15395

Dear Mr. Humphrey:

On behalf of Martha Stewart Living Omnimedia, Inc. (the “Company”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings in letters dated December 28, 2010 and February 17, 2011. For your convenience, the responses are keyed to the comments in the February 17, 2010 letter.

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
March 11, 2011

Definitive Proxy Statement Filed April 15, 2010

Compensation Discussion and Analysis, page 17

1.	We note your response to prior comment 6. Please provide us with your analysis for your belief that the informal survey does not constitute benchmarking as contemplated by Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 118.05 as it appears that you are using compensation data about other companies in your compensation decisions. In this regard, we note your disclosure on page 19 that “the Compensation Committee did an informal survey of compensation paid to other talent and determined that this salary level was appropriate for Ms. Stewart” and your response that you conducted a “market check of that determination.” Alternatively, in future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company has understood the term “benchmarking” within the context of Item 402(b)(2)(xiv) and Question 118.05 of the Staff’s Regulation S-K Compliance and Disclosure Interpretation as using data about comparable companies as a reference point on which to base or justify a compensation decision or to structure a framework for compensating executives. When so “benchmarking,” you typically would select a comparison group of public companies that share common characteristics with the issuer to get a perspective on competitive levels of compensation.  That is particularly challenging when seeking information for competitive compensation purposes for talent in the media business, where there is very little, or any, public data on compensation available.  In the case of setting the talent compensation level for Ms. Stewart in her employment agreement, as set forth in the Proxy Statement, the “Compensation Committee considered, among other factors, Ms. Stewart’s length of service and experience, as well as how critical her service is to the Company.”  The “market check” it performed was to consider what similar celebrities were being paid for relatively similar services by reviewing publicly available information in general circulation media, including certain information published in Forbes Magazine.  The Company believes its consideration of this information was not dissimilar from considering a broad-based third-party survey when dealing with what a Vice President in charge of administration might be paid as a salary, which the Staff indicates in Question 118.05 is not the same as “benchmarking.”  That this does not constitute “benchmarking” is further underscored by the fact that compared to the market for Vice Presidents of administration where the jobs have similar duties, the talent market includes a broad range of talents (ability to sing, ability to dance, ability to act, ability to cook etc.) and is populated by a broad range of individual celebrities supplying one or more of these talents and the fact that the check was not against a comparison group of companies, but against various individuals.  Thus, while the Compensation Committee may look to what it finds in public sources about the compensation, for example, of an Oprah Winfrey or a Rachael Ray as a “market check” on whether the compensation it has determined for Martha Stewart is appropriate, it is no more than that.

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
March 11, 2011

Form 10-Q for the quarterly period ended September 30, 2010

Management’s Discussion and Analysis. page 14

2.	Please tell us whether your decision to combine the operating results of your publishing and internet segment resulted from significant changes to your managerial reporting structure. In addition, please clarify whether or not your publishing and internet platforms continue to be operating segments for internal reporting. In this regard, if your results are combined for internal reporting purposes, please tell us how you currently assess performance and allocate resources with respect to these operations as compared to how you previously assessed performance and allocated resources.

As described in further detail below, in October 2010, the Company made significant changes to its organizational and managerial reporting structure. In conjunction with these changes, the information used and the manner in which the business is evaluated changed. As a result, the Company was required to evaluate whether these changes had an effect, if any, on the identification or determination of the Company’s operating segments. The following table summarizes our operating and reportable segments:

Operating Segment	Reportable Segment
Publishing	Publishing
Broadcasting	Broadcasting
Merchandising	Merchandising

To be clear, the aforementioned changes resulted in the publishing and internet platforms no longer meeting the definition of an operating segment, as defined in ASC 280-10-50-1, as these platforms are no longer separately reported to or evaluated by the Company’s chief operating decision maker (“CODM”) in assessing performance and making decisions about the Company’s resources.

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
March 11, 2011

Summary of Organizational Changes

The Company has been continuing to execute its strategy to leverage its core content across its print and digital platforms1 more efficiently by further centralizing the creative process. As part of its strategy, the Company implemented two significant changes to its managerial reporting structure. The most significant change was the October 2010 reorganization of the Company’s advertising sales force to centralize selling efforts across the new Publishing operating segment and the Broadcasting operating segment. This reorganization included the departure of certain senior advertising executives who were responsible for only a single medium. Replacing the efforts of these executives and certain staff is a new strategy to require all current advertising sales staff to be responsible for selling across all of the Company’s media. This new integrated advertising sales force is led solely by the Executive Vice President, Integrated Sales & Marketing who was promoted from her previous role of overseeing print advertising for certain titles to her new expanded role of supervising print and digital advertising in the new Publishing operating segment and television and radio advertising in the Broadcasting operating segment. The second significant change in the Company’s managerial reporting structure was the hiring of a Senior Vice President of Finance, Publishing and Digital who is responsible for evaluating and managing all aspects of the Company’s print and digital platforms including magazines, books, digitized magazines and books, the Company’s websites and digital apps. The role entails, among other things, supervising a staff of several individuals who perform certain day-to-day operational tasks and creating analyses related to all of the publishing platforms. This role also oversees pricing and billing digital, print, and multi-platform advertising as well as the preparation of weekly/monthly analyses of results.

As a result of these fundamental changes in the way the Company views its business, the Company evaluated its operating segments and determined that the print and digital platforms no longer meet the definition of separate operating segments, in accordance with Accounting Standards Codification 280, Segment Reporting (“ASC 280”).

Assessment of Performance and Allocation of Resources

Beginning for the Company’s fourth quarter, the Company’s CODM, identified as its Principal Executive Officer in the Company’s prior response, only receives internal financial information with the “new” Publishing operating segment results. The CODM makes decisions based upon adjusted EBITDA for each of its operating segments. In conjunction with our operational changes, the information that is available for and provided to the CODM for the purposes of assessing performance has changed. Specifically, the CODM only receives and reviews financial information, including adjusted EBITDA, for the new Publishing operating segment consistent with the reporting package provided to the Board of Directors (the CODM continues to monitor growth of the Company’s print and digital revenue streams). The new Publishing operating segment provides management with a more meaningful basis of assessing the investment in the Company’s core content on all available Publishing platforms. Due to the organizational and managerial reporting changes, shared costs have significantly increased. Therefore, it is no longer possible to determine the financial results of the previous internet and publishing operating segments.

[1]	Publishing distribution channels

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
March 11, 2011

In assessing the Company’s operating segments, management notes that prior to the changes in the Company’s managerial reporting structure, distinct print and digital revenues could be matched against meaningful distinct costs, creating operating segment adjusted EBITDA that could be used as a basis for assessing both the performance of and allocating resources to the Company’s individual print and digital operations. For example, under the Company’s previous advertising sales force structure, sales representatives sold advertising for only one platform, with limited exceptions. Resources (i.e., people) for content creation for the platforms were allocated to either the creation of print content or the creation of digital content, with only occasional sharing of story concepts.

Allocation of resources has changed as the structure of the staff has been modified. Now, the Company allocates resources based on the adjusted EBITDA of the “new” Publishing operating segment rather than that of the separate platforms. This updated approach recognizes the increasing shared costs between the two platforms

Resources are allocated to maximize overall revenue and to efficiently create content. For instance, the Company differentiates itself in the advertising marketplace by owning all of its media assets; therefore it is incented to package together idea-centric concepts with advertising clients to communicate their message in a variety of ways. Instead of inundating the client with several sales representatives skilled in each form of media sales, the client is provided one representative who is tasked with selling across all platforms, which better meets the demands of the marketplace. Resources for editorial creation are now allocated to the “new” Publishing operating segment as the Company’s core editorial departments converge and leverage efficiencies.

Shared Costs

The Company recognizes that there will still be direct costs associated with the printing and distribution of the magazines, as well as direct costs associated with website development and maintenance, website editing, software development and digital rights management. These costs, which are generally included in the Company’s “Production, Distribution and Editorial” expense line on its publicly filed consolidated statements of operations, currently represent approximately 57% of the total Publishing operating segment expenses. Shared costs which are included in the Company’s publicly filed financial statements as “Production, Distribution and Editorial,” “Selling and Promotion” and “General and Administrative” expenses currently represent approximately 43% of the Company’s total Publishing operating segment expenses.

The Company’s shared costs predominantly include the art, style and editorial expenses, costs associated with the integrated advertising sales force and financial management costs.

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
March 11, 2011

Story editorial teams that were previously comprised of only magazine editors now include digital editors who, by working together, eliminate duplicate efforts in terms of creating the story and related photography. Led by a senior core editorial executive, these story editorial teams are responsible for developing ideas that support the high-quality, usefulness, unique look, and sustainability of the Company’s brands. These teams work to create stories across all print and digital media to ensure that stories in the magazine can easily be translated into a website presentation that could include additional interactive features. For example, a craft core concept may include teaching people “how-to” design and create their own Halloween masks. The history of Halloween and the use of masks may be pictured and discussed in a magazine article, complemented by one or two templates a reader may use to craft the mask. However, the Company may also envision connecting with its audience through offering additional mask templates on its website or through a video stream embedded in a digitized issue of the magazine. Having a core team shepherding the concept from a brainstorming session into a researched and documented presentation of how to get a particular job done maximizes efficiencies and profitability by eliminating redundant efforts.

The increase in shared costs is largely due to the convergence of distribution platforms that accelerated in 2010 with the proliferation of tablets and other smart mobile devices. In addition, the Company has invested in replatforming its website, and, as a result, anticipates future efficiency in managing the content of the website. The added flexibility and functionality of the Company’s website is expected to provide opportunities for editors to influence stories at inception with expanded online extensions not previously available. The Company’s strategy is to ensure that a significant portion of the editorial content created by the Company can be used and optimized across print and digital platforms.

Although the Company is able to identify distinct print and digital revenue streams, related costs have become increasingly shared by the platforms. The Company’s inability to make reasonable allocations of its shared expenses to either the print or digital platforms relates to the impracticality of identifying the content creation cost that relates to the various distribution platforms of that content. Similarly, because each sales representative sells advertising across all media platforms, quantifying and allocating that selling effort to the individual media platforms would be impractical. Publishing operating segment financial management oversight encompasses both the print and digital platforms and the Company faces similar challenges in reasonably allocating those expenses.

Conclusion

In applying ASC 280, the Company has given careful consideration to the way that the Company’s CODM has decided to organize and measure the Company’s performance and to allocate its resources in response to the organizational and managerial changes that occurred in the fourth quarter of 2010. The Company believes that its determination of operating segments is reflective of the way the CODM manages the business and, therefore, is consistent with the management approach required by ASC 280. The Company will continue to reevaluate the requirements of ASC 280 as organizational and operational changes occur within the business.

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
March 11, 2011

3.	Please tell us whether your clients pay different advertising rates based on whether or not they choose to advertise through your print, website or digital print platform, If so, please tell us whether the costs associated with operating your print, website or digital print platforms are considered when arriving at such rates.

The Company’s clients pay different advertising rates across the Company’s print, website and digital print platforms and those rates are impacted by numerous factors such as economic environment, reach (circulation for print magazines and impressions for the website) and, for the website only, inventory supply. Print and digital advertising rates have been subjected to downward pressure for the past several years due to the advertising recession that has impacted all media companies. Advertising rates in most competitive publications and websites have declined to various degrees as competitors attempt to offset page and impression declines by reducing rates. Print advertising rates are also impacted by the circulation of each magazine title and the demographic of those readers. Similarly, website advertising rates are impacted by the number of page views that the Company’s website generates and the demographic of those viewers. With respect to the Company’s rates for its websites only, supply is also a significant factor as certain website pages that produce the largest number of impressions command a premium in advertising rates.

Additionally, the Company sells a significant amount of advertising as packages with a single price. Pricing, in general, is also affected by the magnitude of advertising dollars spent with the Company, as well as the advertising category and media content of the associated advertising and market trends.

Advertising rates are not established based on the costs associated with operating the print, website or digital print platforms. The Company’s approach to maximizing profits is to extract the highest rates that the market will bear and to operate efficiently in all aspects of creation, distribution and management.

4.	You indicate that core content for your print publications and website is produced by your core art and editorial departments. You also appear to indicate that a significant portion of your production, creative, and editing support costs are shared by both your print and internet platforms. However, due the operating requirements for your print and internet distribution platforms, it appears that the operations for each of these platforms requires significant direct costs related to their specific production, creative, and editing needs. For example, editing core content for your print platform may require different knowledge and skill sets from the knowledge and skill sets required for editing and maintaining such content on your websites. Also it appears that publishing will continue to bear separately-identifiable costs associated with the printing and delivery of magazines, while the internet segment will continue to bear specific costs associated with website development and maintenance, website editing, software .. development, digital rights management, video editing for your website, and technology infrastructure maintenance. As such, please clarify the magnitude of shared costs as compared to separately-identifiable costs of your print and internet platforms. Include a discussion of the changes in your systems that restrict your ability to make reasonable allocations to each of these platforms.

Mr. David R. Humphrey
Division of Corporation Finance
Securities and Exchange Commission
March 11, 2011

Please refer to the Company’s response to the Commission’s second comment above for further discussion of shared costs.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 827-8514 with any questions concerning these responses.

Very truly yours,

/s/ Allison Jacques
Allison Jacques
Controller